Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Health Sciences Term Trust

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$44,630,140.01(1)	0.00015310%	$6,832.87(2)

Fees Previously Paid

Total Transaction Valuation	$44,630,140.01(1)

Total Fees Due for Filing			$6,832.87

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$6,832.87

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the shares outstanding and net asset value of the Fund as of October 9, 2024.
(2)	Calculated at $153.10 per $1,000,000 of the Transaction Value.